Exhibit 99.1

Tikcro Technologies Reports Fourth Quarter and Year End
 2017 Results
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Strong Results in Animal Trial of Full-Human CTLA-4 Antibody
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Ness-Ziona, Israel, March 5, 2018 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the fourth quarter and full year ended December 31, 2017.

Aviv Boim, CEO of Tikcro, commented, “We continue to promote a full human cytotoxic T lymphocyte-associated antigen 4 (“CTLA-4”) blocking antibody, currently in small animal efficacy models for cancer treatment. This antibody shows strong results in cancer inhibition animal models. Further, we plan to pursue additional pre-clinical work through 2018 to support regulatory applications for the commencement of clinical trials."

The CTLA-4 blocking antibody approved market is for the treatment of melanoma. The market size for CTLA-4 blocking antibodies exceeds $1 billion per annum. Several pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to broaden its clinical scope and to reduce its immune related adverse effects.

Financial Results for the Fourth Quarter Ended December 31, 2017
Net loss for the fourth quarter of 2017 was $277,000, or $0.03 per diluted share, compared to a net loss of $340,000, or $0.03 per diluted share, for the same period last year.

Financial Results for the Year Ended December 31, 2017
Net loss for the year ended December 31, 2017 was $1,251,000, or $0.13 per diluted share, compared to a net loss of $1,280,000, or $0.13 per diluted share, for the year ended December 31, 2016.

As of December 31, 2017, the Company had a cash and cash equivalents balance of $6.6 million.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$6,562	$7,507
Receivables and other financial asset	21	89
Total current assets	6,583	7,596

Property and equipment, net	125	136

Total assets	$6,708	$7,732

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$309	$237

Shareholders' equity	6,399	7,495

Total liabilities and shareholders' equity	$6,708	$7,732

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016

Research and development expenses	$145	$163	$678	$601

General and administrative expenses, net	171	176	618	676

Total operating expenses	316	339	1,296	1,277

Operating loss	(316)	(339)	(1,296)	(1,277)

Financial income (expenses), net	39	(1)	45	(3)

Net loss	$(277)	$(340)	$(1,251)	$(1,280)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.13)	$(0.13)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879